

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

September 11, 2015

Via E-mail
Debra A. Hess
Interim Chief Financial Officer
NorthStar Realty Europe Corp.
399 Park Avenue, 18th Floor
New York, New York 10022

>   **Re: NorthStar Realty Europe Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed August 20, 2015**
>   **File No. 333-205440**

Dear Ms. Hess:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2015 letter.

General

1.   Please revise your disclosure to identify the properties that comprise the NorthStar Europe Predecessor.

2.   We note your response to comment 3 of our letter. Please revise your disclosure to clarify which of your properties are owned through joint ventures and to state your economic interest in each such joint venture.

Business

Our Properties, page 56

3.   We note your response to comment 9 of our letter. Please advise us whether you have any tenants that are material to your Current European Portfolio as a whole on the basis of the square meters occupied by such tenants or the rental income contributed by such tenants.

4.   We note your response to comment 11 of our letter. Please revise your disclosure to clarify whether Portman Square is subject to a mortgage. Refer to Item 14(b) and Instruction 2 to Item 14 of Form S-11.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Senior Notes, page 87

5.   We note your response to comment 14 of our letter. Please revise your disclosure to describe briefly the material terms of your loan to NorthStar Realty of the net proceeds of your Senior Notes offering, and to clarify what the status of this loan will be following the Distribution. We further note your revised disclosure on page 87 that the Senior Notes are obligations of "NorthStar Europe and NorthStar Realty . . . ." Please revise to clarify, if true, that the Senior Notes are only obligations of NorthStar Europe, and that NorthStar Realty, along with NorthStar Realty Finance Limited Partnership, will serve as guarantors for the notes. Finally, please revise this section to disclose the interest rate and maturity date for the notes.

Corporate Governance and Management

Payment of Costs and Expenses and Expense Allocation, page 98

6.   We note that you intend to reimburse NSAM for certain personnel costs, including certain long-term bonus or other compensation and severance costs. Please specifically disclose whether you will reimburse NSAM for any compensation to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to NSAM and, with respect to reimbursements, please specify any amounts reimbursed for the compensation of a named executive officer.

<u>Item 33. Recent Sales of Unregistered Securities, page II-1</u>

7.	We note your disclosure regarding the recent sale of the Senior Notes. Please state briefly the facts relied upon to make the Section 4(a)(2) exemption available. Refer to Item 701(d) of Regulation S-K.

	You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Daniel L. Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney
Office of Real Estate and
Commodities

cc:	Robert Downes
	Sullivan & Cromwell LLP